UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMAGE ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452439 20 1

(CUSIP Number)

Susan Tregub, Esq.

BTP Acquisition Company, LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, CA 90067

(310) 286-7260

Copy to:

Michael Barnes, Esq.

Barnes Morris Klein Yorn Barnes & Levine

3rd Floor, North Tower

2000 Avenue of the Stars

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 29, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 452439 20 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BTP Acquisition Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

8,334,154 Common Shares**
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

8,334,154 Common Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,334,154 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	No payment was or is contemplated to be made to the holders of the shares subject to the Support Agreements described in Item 5 of this Schedule 13D.
**	Excludes 599,500 shares subject to currently unexercised options and warrants. See Item 5.

SCHEDULE 13D

CUSIP No. 452439 20 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

R2D2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

8,334,154 Common Shares**
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

8,334,154 Common Shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,334,154 Common Shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*	No payment was or is contemplated to be made to the holders of the shares subject to the Support Agreements described in Item 5 of this Schedule 13D.
**	Excludes 599,500 shares subject to currently unexercised options and warrants. See Item 5.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Image Entertainment, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The principal executive office is located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

Item 2.	Identity and Background

(a)(b) This Schedule 13D is filed on behalf of BTP Acquisition Company, LLC (“BTP”), a limited liability company organized under the laws of the State of Delaware engaged in the acquisition, ownership and management of entertainment rights and assets. The principal executive office of BTP is located at 10100 Santa Monica Boulevard, Suite 1250, Los Angeles, California 90067.

(c) The sole member and manager of BTP is R2D2, LLC, a California limited liability company (“R2D2”). The principal executive office of BTP is located at 10100 Santa Monica Boulevard, Suite 1250, Los Angeles, California 90067. R2D2 is 100% owned by David Bergstein and Ronald Tutor. Additional information regarding Messrs. Bergstein and Tutor is set forth on Schedule A attached hereto and incorporated into this Item 2 by this reference.

(d) During the last five years, none of BTP, R2D2, nor to BTP’s knowledge, any of R2D2’s members (as set forth in Schedule A attached), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No payment was or is contemplated to be made to the holders of the shares subject to the Support Agreements described in Item 5 of this Schedule 13D.

Item 4.	Purpose of Transaction

The purpose of BTP’s entering into the Support Agreements covering the shares of Common Stock to which this Schedule 13D relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of March 29, 2007 (the “Merger Agreement”), among the Issuer, BTP and IEAC, Inc., a Delaware corporation and a wholly-owned subsidiary of BTP (“IEAC”).

Pursuant to the Merger Agreement, IEAC will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of BTP (the “Merger”). Upon the closing of the Merger, holders of Common Stock will receive $4.40 per share in cash for each share of Common Stock.

Consummation of the Merger is subject to various conditions, including, among other things: (a) approval of the Merger by the stockholders of the Issuer and (b) the satisfaction or valid waiver of all required closing conditions.

The following is a description of the relationship established under the Support Agreements among BTP and the stockholders party thereto (the “Stockholders”); however, this description is not an affirmation or admission by BTP of the existence of any group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act, or Rule 13d-5(b)(1) thereunder.

In order to induce BTP to enter into the Merger Agreement, the Stockholders entered into the Support Agreements with BTP.

Pursuant to the Support Agreements each respective Stockholder agreed, under certain terms and conditions, to vote in favor of the Merger, as follows:

•

Martin W. Greenwald (“Mr. Greenwald”) agreed to vote an aggregate of 1,321,604 shares of Common Stock in favor of the Merger, of which 822,104 consists of shares of Common Stock currently outstanding and 499,500 of which consists of shares subject to currently unexercised options and/or warrants to purchase shares of Common Stock;

•

Image Investors Co., a Delaware corporation (“Image”), agreed to vote an aggregate of 6,069,767 shares of Common Stock in favor of the Merger, of which 5,969,767 consists of shares of Common Stock currently outstanding and 100,000 of which consists of shares subject to warrants to purchase shares of Common Stock; and

•	Standard Broadcasting Corp. Ltd., a Delaware limited liability company (“SBC”), agreed to vote an aggregate of 1,542,283 shares of Common Stock currently outstanding in favor of the Merger.

In addition, pursuant to the Support Agreements, each of the Stockholders agreed to vote these same shares against certain other acquisition proposals made by third parties, as described in greater detail in the Support Agreements.

Each of the Stockholders also granted BTP a proxy to vote these same shares if the Stockholder does not take certain actions specified in the agreement that are consistent with such Stockholder’s voting covenants. Each proxy and all of the voting covenants in the Option and Support Agreements terminate upon certain specified events, including (a) the termination of the Merger Agreement in accordance with its terms, (b) the date the Board of Directors of the Issuer withdraws its recommendation that the stockholders of the Issuer vote to adopt the Merger Agreement, and (c) the date the Merger Agreement is amended in a manner not permitted under the Support Agreements.

The foregoing descriptions of the Support Agreements and the Merger Agreement are qualified in their entirety by reference to such respective agreements, copies of which are filed as exhibits to this Schedule 13D.

Except as described in this Schedule 13D, neither BTP nor, to the knowledge of BTP, R2D2 or any of BTP’s or R2D2’s respective managers and/or members, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Issuer has represented to BTP in the Merger Agreement that there were 21,576,544 shares of Common Stock outstanding as of the close of business on March 29, 2007. By virtue of the Support Agreements, and notwithstanding the conditions to the exercise of the proxy granted therein that are beyond BTP’s control, BTP may be deemed to have beneficial ownership of 8,933,654 shares (including 599,500 shares subject to unexercised options or warrants) or 41%, of the outstanding Common Stock, although BTP and R2D2 expressly disclaim beneficial ownership of the shares subject to unexercised options or warrants.

The persons identified on Schedule A also may be deemed to beneficially own the shares subject to the Support Agreements by virtue of their direct or indirect control of BTP and R2D2. However, each such person expressly disclaims any beneficial ownership of such shares, except to the extent of their pecuniary interest therein, if any. Further, except to the extent described in this Schedule 13D, BTP does not beneficially own, and to the knowledge of BTP, neither R2D2 nor any person named on Schedule A attached hereto beneficially owns, any shares of Common Stock.

(b) Pursuant to the Support Agreements, BTP (and R2D2, by virtue of its status as the sole member and manager of BTP) may be deemed to have shared voting power with respect to: (i) 1,321,604 shares of Common Stock beneficially owned by Mr. Greenwald, of which 822,104 consists of shares of Common Stock currently outstanding and 499,500 of which consists of shares subject to unexercised options and/or warrants to purchase shares of Common Stock; (ii) 6,069,767 shares of Common Stock beneficially owned by Image, of which 5,969,767 consists of shares of Common Stock currently outstanding and 100,000 of which consists of shares subject to unexercised warrants to purchase shares of Common Stock; and (iii) 1,542,283 shares of Common Stock beneficially owned by SBC. Neither BTP nor R2D2 nor any of their respective managers or members is entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by this Schedule 13D, except to the limited extent of the voting provisions and conditional proxies granted under the Support Agreements.

(c) Other than as disclosed in this Schedule 13D, none of BTP nor R2D2 nor any of their respective managers and/or members, has effected any transaction in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for a summary description of the Support Agreements and the Merger Agreement, which descriptions are qualified in their entirety by reference to the respective agreements which are filed as exhibits hereto. Copies of the Support Agreements are filed as Exhibits 99.1 through 99.3 attached hereto, and a copy of the Merger Agreement is filed as Exhibit 99.4 attached hereto, and each of such documents is incorporated by this reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

The following are attached as exhibits:

Exhibit 99.1	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Martin W. Greenwald

Exhibit 99.2	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Image Investors Co.

Exhibit 99.3	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corp. Ltd.

Exhibit 99.4	Agreement and Plan of Merger, dated as of March 29, 2007, among BTP Acquisition Company, LLC, IEAC, Inc., and Image Entertainment, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2007

BTP ACQUISITION COMPANY, LLC

By:	R2D2, LLC, its Manager

By:	/s/ David Bergstein
Name:	David Bergstein
Its:	Manager

EXHIBIT INDEX

Exhibit 99.1	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Martin W. Greenwald

Exhibit 99.2	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Image Investors Co.

Exhibit 99.3	Support Agreement, dated as of March 29, 2007, between BTP Acquisition Company, LLC and Standard Broadcasting Corp. Ltd.

Exhibit 99.4	Agreement and Plan of Merger, dated as of March 29, 2007, among BTP Acquisition Company, LLC, IEAC, Inc., and Image Entertainment, Inc.

SCHEDULE A

The name, position, principal business address and present principal occupation or employment of each of the managers and members of R2D2, LLC, which is the sole member and manager of BTP, are set forth below. Each person identified below is a United States citizen.

Name	Residence/Principal Business Address	Principal Occupation or Employment and address of Employer
David Bergstein	10100 Santa Monica Blvd. Suite 1250 Los Angeles, CA 90067	Manager of R2D2, LLC 10100 Santa Monica Blvd. Suite 1250 Los Angeles, CA 90067

Ron Tutor	Tutor Saliba Corp. 15901 Olden Street Sylmar, CA 91342	President/CEO Tutor Saliba Corp. 15901 Olden Street Sylmar, CA 91342